FEE SCHEDULE
TO THE
INVESTMENT ADVISORY AGREEMENT
Between
LKCM FUNDS (“Trust”)
And
Luther King Capital Management Corporation (“Adviser”)
Which is dated June 21, 1994

1.
For the services provided and the expenses assumed pursuant to the captioned Investment Advisory Agreement, the LKCM Small-Mid Cap Equity Fund of the Trust (the “Fund”) will pay the Adviser a fee, computed by applying a quarterly rate, equal to 0.75% per annum of the Fund’s average daily net assets for the quarter.

2.	This Fee Schedule shall be attached to and made a part of the captioned Investment Advisory Agreement and is subject to all of its terms and conditions.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Fee Schedule to be executed by their delegated officers as of March 17, 2011.

LKCM SMALL-MID CAP EQUITY FUND

By:      /s/ Jacob D. Smith
Jacob D. Smith
Chief Financial Officer/Chief Compliance Officer

LUTHER KING CAPITAL MANAGEMENT CORPORATION

By:     /s/ J. Luther King, Jr.
J. Luther King, Jr.
President